FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated December 10, 2013

TRANSLATION

Autonomous City of Buenos Aires, December 10, 2013
To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Relevant Information relating to the agreement for the development of unconventional hydrocarbons in the province of Neuquén.

Dear Sirs:

        The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange rules.

In that connection and continuing with the information provided to the market by means of notices of relevant facts dated July 16 and August 29 and 30 relating to the above-referred matter, please be advised that YPF S.A. and certain of its subsidiaries (“YPF”) and subsidiaries of the Chevron Corporation (“Chevron”), have successfully completed the implementation of the pending documentation for the closing of the Investment Project Agreement which will allow for the disbursement by Chevron of the total amounts duly reported, for a sum of US$940,000,000 (nine hundred and forty million US dollars), in addition to the US$300,000,000 (three hundred million US dollars) that such company already disbursed.

To that end, YPF and Chevron signed those contracts necessary to effect the assignment in favor of Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”), a subsidiary of YPF, of 50% of the Lompa Campana exploitation concession (“LC”) and complementary agreements, including the constitutive contract of the joint venture (“JV”) and the Joint Operating Agreement (“JOA”) for the operation of LC, for which YPF will remain operator of the area.

In consideration of the rights that Chevron may exercise in respect of CHNC in the future – to access, as was reported, 50% of the concession and complementary rights – and as a guarantee of such rights and other obligations under the Investment Project Agreement, a pledge over the shares of an affiliate of YPF that indirectly owns YPF’s participation in CHNC was granted in favor of Chevron.

    Within such framework and as YPF is the operator of the LC area, the parties have executed a Guarantee, Indemnity and Project Covenant Agreement, whereby YPF makes certain representations and warranties in relation to the Project Investment Agreement.  Such guarantee, which refers to the operation and administration of the Project, do not cover the performance of the Project nor to any return on investment, both of which are at Chevron’s exclusive risk.

Such guarantee replaces the guarantee on first demand timely issued by YPF under the law of the State of New York, United States of America of the obligations assumed by its subsidiaries in relation to the initial loan of US$300,000,000 (three hundred million US dollars), reported in our communication dated August 29, 2013, which guarantee will have no further effect.

Finally, supplemental documents and other agreements referred to in the Investment Project Agreement have been executed, including (a) the agreement for the assignment of certain benefits derived from Decree 929/2013 by YPF to its subsidiary CHNC; (b) terms and conditions for the acquisition by YPF of the natural gas and crude oil belonging to CHNC due to its 50% participation in the Loma Campana area, and (c) certain technical assistance agreements of Chevron in favor of YPF.

        Together with what has already been invested by YPF in the aforementioned area and once the amount committed has been completed after the end of the pilot project, both businesses expect, subject to the satisfaction of certain conditions, to continue in the full development of the LC Area sharing investments 50% each.

Yours faithfully,

Miguel Galuccio
President
YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: December 10, 2013	By:	/s/ Miguel Galuccio
	Name: Title:	Miguel Galuccio President